Coastal Roots, LLC



Contents

l. Business Summary

What Makes Coastal Roots LLC Unique?

Coastal Roots, LLC (CR) was founded in 2020 by Massachusetts residents Brandon Lynch and Samantha Carney with a mission to bring enjoyable, health conscious products to the cannabis market. As a qualified participant of the Massachusetts Social Equity Program, Brandon is growing CR into a leading Massachusetts cannabis brand as a manufacturer of cannabis-infused, herbal products as defined by 935 CMR 500.

The inspiration for Coastal Roots came from a previously owned herbal apothecary, focussed on providing herbal, loose leaf tea that garnered the trust and support of local communities along the South Shore of Massachusetts. The company was heavily involved in supporting the Massachusetts farming & agricultural, music and arts communities. The two founders have unique knowledge and experience in merging cannabis with other therapeutic herbs.

The Massachusetts cannabis edible market is currently saturated with sugar laden products made with ingredients known to be inflammatory for the human body that dilute the beneficial impacts of the cannabis plant. This can be problematic for customers who deal with chronic health conditions that may be seeking cannabis products to support their overall wellbeing. Coastal Roots is committed to providing consumer education to empower consumers with knowledge and confidence when integrating THC into a well rounded, healthy lifestyle.

Mission Statement

Coastal Roots is devoted to providing cannabis consumers with a health conscious approach to a cannabis lifestyle. The company will accomplish this through offering organic, proprietary blends that merge cannabis with safe and therapeutic herbs in their edible products.

Professional Team

Brandon Lynch

Brandon is the founder and CEO of Coastal Roots LLC. Brandon has 10 years of experience working in various sectors of the cannabis industry both in California and Massachusetts. Brandon studied Business Management & Entrepreneurship at Curry College and received a certificate for Cannabis Studies from the University of Rhode Island.

Brandon's relationship to cannabis began after experiencing the life changing impacts of cannabis after he received knee surgery along with an early arthritis diagnosis from years of playing hockey. He chose the route of cannabis to manage the chronic pain without hesitation. It was then, after his Father passed away at the age of 52 to alcohol abuse, that Brandon fully immersed himself in the cannabis industry in California where he gained hands-on experience and a cutting edge approach before the Massachusetts industry was established.

Brandon's entrepreneurial spirit led him to aiding hundreds of Massachusetts medical cannabis patients as the Massachusetts market first launched in the state, providing education, access and care. He was then led to the initial start up team at Boston Green Health, a local CBD Wellness company working on the sales team. He later went on to launch Coastal Roots Apothecary with his now wife, Samantha, where the two bridged the local music & arts community with health conscious products. Brandon is a self-motivated leader who has developed many key relationships in the industry and has a great team of resources. He harnesses an intuitive knack for understanding consumer and market trends and an unshakeable mission to spread the cannabis plant.

Samantha Carney

Samantha is a co-founder and manager of Coastal Roots, LLC. She grew up tending to her Grandmother's vegetable, herb and flower gardens along the south shore coast of MA. She spent two years studying clinical & western herbalism at UMASS Amherst, co-founding the first "Herbal Approach to Women's Health" club on campus. Sam went on to graduate from Bridgewater University with a degree in Health Services & Public Health.

Sam spent a portion of her young adult years traveling domestically and abroad studying with various herbalists gaining understanding of different practices such as Traditional Chinese Medicine, Ayurveda and Western Herbalism. Sam spent time learning from master cannabis growers in California, gaining direct experience with cultivation and production. Sam's passion for alternative healing with plants only grew stronger after she helped build a local Massachusetts herbal skincare company from the ground up. She got to experience the ins and outs of starting a small enterprise and excelled in roles such as production manager, marketing and sales, and interpersonal skills educating and connecting with the community at Boston farmers markets and events at the homestead.

Sam is an accredited herbalist with 11 years of experience. She co-founded Coastal Roots Apothecary where she formulated each of the loose-leaf tea blends and worked as director of branding and marketing. An engaging and vibrant leader, Sam excels at formulating herbal blends, marketing and most importantly, understanding and meeting the needs of the community at large.

Operational Partners

We are currently speaking with various operational partners that will optimize performance, efficiency, and help create data analytics from the start to monitor performance and ecological footprint. We have also been in open communication with a staffing group throughout our application process. We will be pursuing such services as needed to ensure we are optimizing and diversifying our workforce in the hiring process.

The Mensing Group

The Mensing Group, a legal and strategic counseling firm for Massachusetts Cannabis business. The group will negotiate with state local municipalities in Middleborough and assist the company in curating the state application for the CCC.

Management & Operations

Brandon is the Executive Manager of Operations for the manufacturing of adult-use cannabis products. These duties include but are not limited to; business development, operational development and oversight, compliance program development, marketing, sales, and raising capital in early stages. CR will hire a production manager to regulate inventory and plan production accordingly around incoming sales.

Samantha is the Director of Product Development, creating unique herbal cannabis proprietary formulas. She also manages the marketing, brand development and consumer engagement for Coastal Roots and oversees the positive impact and community action plans.

Products to be Sold

All products developed by CR will be in accordance with general operational requirements for Marijuana Establishments under 935 CMR 500.105, as well as operational requirements required under 935 CMR 500.130: Additional Operating Requirements for Marijuana Product Manufacturers.

Coastal Roots will manufacture cannabis infused products using organically grown flowers and concentrates. Coastal Roots has developed its own recipes and herbal proprietary formulations to be used across their product line. All products will be lab tested and screened for heavy metals and contaminants to ensure the highest quality possible. All products will be produced in a sanitized manufacturing facility that has been approved by the town of Middleborough BOH and the CCC.

Product List
- Herbal Tinctures
- Infused Honey Line
- Chocolate Bars
- Organic Pre-packaged Flower
- Organic Pre-Rolls Joints
- Solvent-free concentrates & vaporizer cartridges

II. Proposed Facility

Coastal Roots LLC will operate out of a facility located at 370 Wareham St, Middleborough, Ma 02346. On May 10th, 2022 Coastal Roots signed a letter of intention agreement with the land owner granting CR 5,346 ft2 of warehouse space. CR intends to utilize this space for their manufacturing procedures. On December 9th, 2022 Coastal Roots entered into a lease agreement with the land owner of said property that will go into full effect once building efforts have commenced and the facility is deemed operational.



Operational Plans

After architectural approval the company will begin building out the product manufacturing facility. Coastal Roots is applying for a tier 1 cultivation license, a product manufacturing license and a delivery operator license all under Social Equity Applicant status for Middleborough. Phase one of the business will consist of building out approximately 1,600sf for manufacturing and resuming building operations of the remaining 3,700sf occupancy to expand production capacity and delivery operations.

During phase two of operations, Coastal Roots will apply for a retail license with the intention to open a retail facility in year 3 of business. The company will hold their tier 1 cultivation license to utilize in phase 3 future operations. In a market that is unpredictable and always changing, we have multiple different avenues available to us through our licensing to adapt and expand as the industry grows.



Marketing & Advertising

Advertising Obstacles & Strategy:

State regulations, and online advertising platforms limit how cannabis companies can market their products. In addition, platforms like Google, Facebook, Instagram, and Twitter have advertising policies that restrict the promotion of the sale of cannabis. Coastal Roots will utilize alternative online advertising sites, direct marketing at industry conferences and other events focused on building community around adult cannabis use.

Coastal Roots will communicate with their customers through:

- Company run opt-in email automations and subscription mailing list
- Company run website (including age verification)
- Company run educational & promotional blog
- Cannabis networks and publications
- Social Media networks such as Instagram and Facebook
- Utilizing various cannabis keywords accepted by Google's algorithm

Ecological / Sustainability Conservation Plan

One of the pillars of Coastal Roots mission is to leave as small of an ecological footprint as possible. As Coastal Roots develops policies and procedures for energy sustainability and conservation, the company intends to not only meet the Commission's regulations but to raise the bar when meeting low ecological impact goals. For example, CR will implement a strict reduce and recycle program while avoiding the use of plastic wherever possible.

These policies will include:

1. Identification and implementation of potential energy use reduction opportunities (including but not limited to natural lighting, heat recovery ventilation and energy efficiency measures)
2. Consideration of opportunities for renewable energy generation, including, where applicable, submission of building plans showing where energy generators could be placed on the site, and an explanation of why the identified opportunities were not pursued, if applicable;
3. Strategies to reduce electric demand, active load management and energy storage

Consumer Education

Consumer education is at the heart of Coastal Roots, LLC. CR is more than just a cannabis manufacturing business, it is a passionate, health conscious lifestyle brand dedicated to building and sustaining beneficial relationships with its qualified consumer audience. The company is committed to educating consumers with up-to-date information on proper dosage, methods of delivery, health benefits of cannabis and therapeutic herbs as well as the potential health impacts and side effects.

The official Coastal Roots website will have regularly updated information on safe, efficient and accessible ways to incorporate CR products into a whole-health, cannabis friendly lifestyle. Updated information will be presented on ongoing research into both health impacts as well as efficacy of cannabinoids and therapeutic herbs on specific health indications. Coastal Roots will have a positive brand presence in the Massachusetts market both virtual and live.

III. Financial Plan

Coastal Roots LLC 5 Year Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$ 3,036,000	$ 3,643,200	$ 4,736,160	$ 6,157,008	$ 8,004,110
Cost of Goods Sold	$ 665,280	$ 791,136	$ 1,028,477	$ 1,337,020	$1,738,126.00
Gross Profit	$ 2,370,720	$ 2,852,064	$ 3,707,683	$ 4,819,988	$6,265,985.00
Expenses					
Operating and Administrative Expense	$280,000.00	$300,000.00	$320,000.00	$360,000.00	$400,000.00
Operating Profit	**$2,090,720.00**	**$2,552,064.00**	**$3,387,683.00**	**$4,459,988.00**	**$5,865,985.00**

The owners of Coastal Roots have personally invested all start-up costs to date into the company. These funds have been and will continue to be utilized for municipal engagement, legal fees, consulting and administrative fees as well as state licensing, architectural and site design/construction, and security plans. The company is currently seeking investors to complete the construction of a 1,600 sqft product manufacturing facility with all the necessary equipment, supplies and inventory required to launch. Coastal Roots will capitalize on the limitless demand by supplying 25 dispensaries per month with Coastal Roots manufactured products the first year of operation. This volume of sales will provide ample amounts of revenue and working capital, allowing CR to continually grow during the early stages. After two years the addition of a delivery or retail license will allow CR to sell their products at retail price and help them continue to expand.

SWOT Analysis

Strengths:

- Strong Company Vision and Morals
- 12 Years of Cannabis Industry Experience/ Hands on Experience: Caregiver, Project Manager, Creative Marketing & Product Development/Manufacturing.
- Approved Social Equity Program Participant
- Only high quality, organic ingredients
- Building brand awareness through networking, sponsorship, collaborations and industry events

Weaknesses:

- Subject to market price of concentrate/ flower to process
- Restrictive marketing and advertising laws create additional hurdles to build brand awareness

Opportunities:

- National legalization

- High Growth Industry

- Raw Material cost will decrease significantly over time

Threats:

- Self-performing, vertically integrated dispensaries creating their own

products ● Other Cannabis Manufacturers & Processors in Massachusetts

- Existing out of state brands entering the Massachusetts market

- Current federal legal limitations

- Low dosage restraints on MIPs; illicit market opportunity

Competition

As of December 2022, there are 267 final licensed product manufacturers, 20 approved delivery businesses and 337 cultivators in the state of Massachusetts. Coastal Roots is confident in its team's hands-on experience with cannabis, cannabis law and business experience to stand out against any other product manufacturers. Coastal Roots is firmly rooted in the success of inclusive, passionate, and genuine business strategies and morals. We believe that our unique journey as a business and pre-existing relationship to the local residents of Massachusetts will encourage rapid growth and drive innovation.

Positioning

Massachusetts Market



Adult-use Marijuana Retailer Sales

2022 Year to date sales revenue in Massachusetts is **1.34 B**. The Infused edible products make up roughly **400 million**. Adult-use Marijuana Retailers in Massachusetts have done **3.82 B** in gross sales since stores opened in 2018.

Target Market

● Male/Female

● 30-60 years old

● Consumers who prefer and appreciate small batch vs commercial scale

operations ● Health conscious

● Prefer natural and organic ingredients

● Consumers looking for a discreet way to enjoy cannabis

● MA resident/tourist/visitor

● Working professional

● Outdoor, nature enthusiast

● Consumers with desire for high-quality cannabis concentrates and infused

products ● Desire a high-end, craft and gourmet tasting food item